Bingham McCutchen LLP
2020 K Street NW
Washington, DC 2004
Tel: 202.373.6000
Fax: 202.373.6001
www.bingham.com

November 9, 2012

VIA EDGAR

Mr. Dominic Minore
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:           FactorShares Trust
File Nos. 333-182274 and 811-22310

Dear Mr. Minore:

On behalf of our client, FactorShares Trust (the “Trust”), we are writing in response to Staff comments we received orally on November 7, 2012 requesting that the Trust file copies of (i) the Funds’ revised fee tables and expense example numbers, and (ii) the  business management agreement, as amended.  These items relate to the Trust’s initial registration statement on Form N-1A, which was filed with the U.S. Securities and Exchange Commission on June 22, 2012. The requested items are included herein as correspondence.

Please note that we have also amended the fee tables to reflect that there will be no 12b-1 plan in place for the Funds. In addition, with respect to the business management agreement, we have included an amendment that updates the schedule of expenses covered by the business manager and also responds to an oral comment received from the SEC on October 19, 2012, concerning the use of “bps” in the description of the business management fee.  Each of these changes will be reflected in pre-effective amendment no. 2 to the Trust’s registration statement.

Please contact me at (202) 373-6070 with questions or comments.

Sincerely,

/s/ K. Michael Carlton

K. Michael Carlton

PureFundsTM ISE Diamond/Gemstone ETF

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. The fees are expressed as a percentage of the Fund’s average daily net assets.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.15%
Distribution and Service (12b-1) Fees	None
Other Expenses1	0.54%
Total Annual Fund Operating Expenses	0.69%

1	Other Expenses are based on estimated amounts for the current fiscal year.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.

This Example does not include the brokerage commissions that investors may pay on their purchases and sales of Fund shares. Although your actual costs may be higher or lower, based on these assumptions your cost would be:

1 Year	3 Years
$70	$221

1

PureFundsTM ISE Mining Service ETF

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. The fees are expressed as a percentage of the Fund’s average daily net assets.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.15%
Distribution and Service (12b-1) Fees	None
Other Expenses1	0.54%
Total Annual Fund Operating Expenses	0.69%

1	Other Expenses are based on estimated amounts for the current fiscal year.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.

This Example does not include the brokerage commissions that investors may pay on their purchases and sales of Fund shares. Although your actual costs may be higher or lower, based on these assumptions your cost would be:

1 Year	3 Years
$70	$221

2

PureFundsTM ISE Junior Silver (Small Cap Miners/Explorers) ETF

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. The fees are expressed as a percentage of the Fund’s average daily net assets.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.15%
Distribution and Service (12b-1) Fees	None
Other Expenses1	0.54%
Total Annual Fund Operating Expenses	0.69%

1	Other Expenses are based on estimated amounts for the current fiscal year.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.

This Example does not include the brokerage commissions that investors may pay on their purchases and sales of Fund shares. Although your actual costs may be higher or lower, based on these assumptions your cost would be:

1 Year	3 Years
$70	$221

3

FACTORSHARES TRUST

and

PURESHARES LLC

BUSINESS MANAGEMENT AGREEMENT

AGREEMENT, dated October 19, 2012, by and between the FACTORSHARES TRUST (the “Trust”), on behalf of the PureFunds ISE Diamond/Gemstone ETF, PureFunds ISE Mining Service ETF, and PureFunds ISE Junior Silver (Small Cap Miners/Explorers) ETF (each a “Fund,” and together the “Funds”), and PureShares LLC (the “Manager”).

WHEREAS, the Trust is a registered investment company under the Investment Company Act of 1940 (the “1940 Act”); and

WHEREAS, the Manager is ready, willing and able to act as business manager of the Funds;

NOW, THEREFORE, for good and valuable consideration, the receipt whereof is hereby acknowledged, and the mutual performance of the undertakings herein, it is agreed by and between the parties hereto as follows:

1.           The Manager

(a)           As business manager for the Funds, the Manager will be responsible for the general management of the Funds’ affairs.  The Manager will furnish the Funds the services of employees of the Manager to perform certain of the executive, administrative and clerical services in the management and conduct of the corporate business and affairs of the Funds.  Such services shall include, but not be limited to, those services set forth in Exhibit A, attached to this agreement and made a part of it.  The Manager shall pay the compensation and travel expenses of all such employees of the Manager, who shall serve without additional compensation from the Funds.

(b)           The Manager agrees to pay all ordinary operating fund expenses (“Ordinary Operating Expenses”) listed below for the Funds:

US Bank and Quasar annual minimum fee for Fund Admin and Distribution max combined BPS	$208,600 for year 1 $233,600 for year 2 12.5

US Bank for Custody	No minimum/per schedule

SEC Fund Registration Fees	Based on actual shares issued

An accounting firm approved by the Trust’s board for Auditing and Tax	$36,000 per year

Issuer Direct and Broadridge for fulfillment and filing	No minimum

Factor Advisors, LLC for investment advisory services, annual minimum fee max BPS	$30,000 initial, plus $90,000 per year 15; after five years 13

NYSE for listing	$37,500 for year 1 $15,000 for year 2 and annually

International Securities Exchange for IIV calculation and Index licensing	No minimum

NYSE for Fund IIV	$12,000 per year

CCO approved by the Board of Trustees for Compliance	$36,000 per year, but subject to market adjustments

Prorata Share of one or more insurance policies approved by the Board of the Trust to provide D&O and E&O Insurance and a Fidelity Bond	$11,364

Ordinary Operating Expenses for the three (3) Funds in total shall include only the cost of the services from the service providers listed above. Manager will not be responsible for (i) expenses of a Fund incurred in connection with the execution of portfolio securities transactions on behalf of such Fund, (ii) expenses incurred in connection with any distribution plan adopted by the Trust in compliance with Rule 12b-1 under the 1940 Act, if applicable, (iii) litigation expenses, (iv) interest and taxes (including, but not limited to, income, excise, transfer and withholding taxes), (v) any cost or expense that a majority of the Trustees of the Trust who are not “interested persons” (as defined in the 1940 Act) deems to be an extraordinary expense, (vi) fees and expenses for independent trustees, (vii) fund related legal expenses, (viii) the business management fee payable to the Manager, (ix) any advisory, sub-advisory, or portfolio management expenses not included in the investment advisory services fee, and (x) acquired fund fees and expenses.  Under no circumstances would the Manager be obligated to pay expenses incurred by any other series of the Trust other than the Funds.

The Manager will make first payment within 10 business days with respect to the Ordinary Operating Expenses of a Fund upon a Fund registration statement being declared effective by the SEC which shall include: Factor Advisors LLC $30,000 initial, NYSE listing fee $37,500 and prorata share of E&O, D&O and fidelity bond annual premiums, which are subject to agreed renewal premium adjustments.

(c)           Subject to mutually agreed additions and deletions to and/or from 1(b), payment by the Manager of the Ordinary Operating Expenses shall be deemed paid in full at the amounts set forth in 1(b).  The Funds, or another service provider to the Funds, shall pay all of the Funds’ expenses not assumed by the Manager as provided in 1(b), unless voluntarily assumed by the Manager.

2.           For the services to be provided by the Manager hereunder with respect to each Fund, the Funds shall pay to the Manager an annual gross business management fee equal to the amount set forth on Exhibit B attached hereto on or before the tenth (10th) day of each month.  Upon the Manager terminating this agreement on a day other than the last day of the month the fee for the period from the beginning of the month in which termination occurs to the date of termination shall be prorated according to the proportion which such period bears to the full month.

3.           Nothing contained in this agreement shall be construed to prohibit the Manager from performing business management for other investment companies and other persons or companies, or to prohibit affiliates of the Manager from engaging in such businesses or in other related or unrelated businesses.  The Manager shall have no liability to a Fund, or its shareholders or creditors, for any error of judgment, mistake of law, or for any loss arising out of any investment, or for any other act or omission in the performance of its obligations to the Fund not involving willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties hereunder.

4.           This agreement shall become effective October 19, 2012 and continue in effect until the close of business on October 18, 2015.  It may thereafter be renewed from year to year by mutual consent, provided that such renewal shall be specifically approved at least annually (a) by the Trustees of the Fund, or by the vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the Fund, and (b) by a majority of the Trustees who are not parties to the agreement nor interested persons (as that term is defined in the 1940 Act) of any such party, by vote at a meeting called for the purpose of voting on such continuance.

5.           This agreement may be terminated at any time, without payment of any penalty, by the Board of Trustees or by the vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the Fund, upon not less than one hundred and twenty (120) days’ written notice to the Manager, or by the Manager on like notice to a Fund (which notice may be waived by the party entitled to the notice).

6.           This agreement may be amended, supplemented, or extended by a written instrument signed by the parties hereto at any time, subject to the approvals required in paragraph 4 above.

7.           This agreement shall be governed by New York law, excluding the laws on conflicts of laws.  To the extent that the applicable laws of the State of New York, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control, and nothing herein shall be construed in a manner inconsistent with the 1940 Act or any rule or order of the Securities and Exchange Commission thereunder.  Any provision of this agreement which may be determined by competent authority to be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.  In such case, the parties shall in good faith modify or substitute such provision consistent with the original intent of the parties.

8.           Any notice required or permitted to be given by either party to the other shall be in writing and shall be deemed to have been given when sent by registered or certified mail, postage prepaid, return receipt requested, as follows:

Notice to the Manager shall be sent to

PureShares LLC
2 Central Avenue
Suite B
Madison, NJ 07940
Attention: Paul Zimnisky

and notice to the Trust shall be sent to

FACTORSHARES TRUST
1 Penn Plaza, 36 Floor
New York, NY 10119
Attention: Sam Masucci

9.           This agreement constitutes the entire agreement of the parties hereto.

10.           This agreement is executed by the Trust with respect to each of the Funds and the obligations hereunder are not binding upon any of the Trustees, officers or shareholders of the Funds individually, but are binding only upon the Funds to which such obligations pertain and the assets and property of such Funds.  All obligations of the Funds under this agreement shall apply only on a Fund-by-Fund basis, and the assets of one Fund shall not be liable for the obligations of another Fund.

11.           This agreement may be executed in any number of counterparts, each of which shall be deemed to be an original agreement but such counterparts shall together constitute but one and the same instrument.

12.           The Manager owns the exclusive rights to the name “PureFunds,” and grants to the Trust limited use of the name “PureFunds” (the “Name”) as part of the name of the Funds. The foregoing authorization by the Manager to the Trust to use the Name as part of the name of the Funds is not the right of the Adviser itself to use, or to authorize others to use, the Name. The Trust shall (1) only use the Name in a manner consistent with uses approved by the Manager; (2) use commercially reasonable efforts to maintain the quality of the services offered using the Name; and (3) adhere to such other specific quality control standards as the Manager may from time to time promulgate. At the request of the Manager, the Trust will (a) submit to the Manager representative samples of any promotional materials using the Name; and (b) change the name of any Fund within three months of its receipt of the Manager’s request, or such other shorter time period as may be required under the terms of a settlement agreement or court order, so as to eliminate all reference to the Name and will not thereafter transact any business using the Name in the name of any Fund; provided, however, that the Manager will bear all costs associated with such Name change.

The Trust acknowledges PureShares LLC as the party responsible for creating and developing the concepts of each of the Funds. The Trust acknowledges that PureShares LLC’s incentive for paying all fees and expenses related to the Funds is for the expectation of acting as Manager for the duration of the Funds.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed in duplicate original by their officers thereunto duly authorized as of the day and year first written above.

                                       FACTORSHARES TRUST

                                       By:______________________________________

                                       PURESHARES LLC

                                       By:______________________________________

EXHIBIT A

TO

BUSINESS MANAGEMENT AGREEMENT

SERVICES TO BE PERFORMED BY

PURESHARES LLC (“Manager”)

PURSUANT TO SECTION 1

1.	Furnish and compensate all employees required to perform the Manager’s duties under the Business Management Agreement.

2.
Collect and analyze comparative statistical data on investment results, operating expenses and growth of the Fund, sales and redemptions of the Fund’s shares, and prepare and submit the following reports on such data to the Board of Trustees:

a.   Comparative investment results, and

b.   Net sales and redemptions of Fund shares.

3.	Monitor financial position of the Fund.

4.	Review and analyze Fund expense ratios.

5.
Develop and maintain disclosure controls per the PureShares LLC Controls Committee.  The Committee ensures that any material weakness or fraud, of which it is aware, is reported directly to the Fund’s Audit Committee and independent registered public accountant.

6.
Monitor and report regularly to the Board on the use of Fund assets for payments under Rule 12b-1 Plans of Distribution, if any, to ensure such expenditures are limited to expenses authorized by the Board of Trustees, and are within overall Plan limits.  Review all Plan payments for consistency with the terms of the Plans.  Assist Board in the review of materials presented by principal underwriter and Fund counsel to assist Trustees in assessing annual required renewal of any 12b-1 Plan that may be adopted. Review sales literature provided to the Manager by principal underwriter for consistency with Fund policies and procedures.

7.	Receive and review monthly fund accounting exception reports.

8.
Respond directly and/or in coordination with appropriate service provider to inquiries received directly from shareholders and dealers.  Maintain a copy of related correspondence.  Make special reports to shareholders, as requested.

9.	Perform such other activities, duties and responsibilities as promulgated by rule or regulation.

A-1

EXHIBIT B

TO

BUSINESS MANAGEMENT AGREEMENT

MANAGER COMPENSATION

PureFunds ISE Diamond/Gemstone ETF                                                                             69 bps
PureFunds ISE Mining Service ETF                                                                                     69 bps
PureFunds ISE Junior Silver (Small Cap Miners/Explorers) ETF                                     69 bps

The parties acknowledge that the unitary fee shall be set at 69 bps, but the fee may be subject to change upon renewal of the agreement if all parties including the Manager agree.  The unitary fee, at whatever level, is the basis for the compensation of the Manager.

B-1

Amendment No. 1
to the
BUSINESS MANAGEMENT AGREEMENT
dated as of November __, 2012

This Amendment No. 1 (the “Amendment”), to the Business Management Agreement (the “Agreement”), dated as of October 19, 2012, by and between FactorShares Trust (the “Trust”), on behalf of the PureFunds ISE Diamond/Gemstone ETF, PureFunds ISE Mining Service ETF, and PureFunds ISE Junior Silver (Small Cap Miners/Explorers) ETF (each a “Fund,” and together the “Funds”), and PureShares LLC (the “Manager”), is made as of this ____ day of November, 2012 by and between the Trust and the Manager.

WHEREAS, the Trust and the Manager entered into the Agreement; and

WHEREAS, the Trust and the Manager wish to amend the provisions of the Agreement to revise the “Ordinary Operating Expenses” to be paid by the Manager.

NOW, THEREFORE, the parties hereby agree to amend the Agreement as follows:

1.  The parties hereto agree to delete Section 1(b) of the Agreement in its entirety and replace it with a new Section 1(b) as set forth below:

(b)           The Manager agrees to pay all the operating fund expenses listed below (“Ordinary Operating Expenses”) for the Funds:

Ordinary Operating Expenses	Fee
Factor Advisors, LLC for Investment Advisory Services	All fees set forth in the Fee Schedule to the Trust’s Advisory Agreement dated 10/19/12
U.S. Bank National Association for Custody (domestic and global)	All fees set forth in the Fee Schedule to the Trust’s Custody Agreement dated 9/20/12
U.S. Bancorp Fund Services, LLC for Fund Administration and Transfer Agent Services	All fees set forth in the Fee Schedule to the Trust’s Fund Administration Servicing Agreement dated 9/20/12
Quasar Distributors, LLC for Distribution	All fees set forth in the Fee Schedule to the Trust’s Distribution Agreement dated 9/20/12
U.S. Bancorp Fund Services, LLC for Legal Administration Services	All fees set forth in the Fee Schedule to the Trust’s Fund Administration Servicing Agreement dated 9/20/12
Shareholder Reports/Printing/Fulfillment	All reasonable expenses
NYSE for IIV Dissemination	All reasonable expenses
Quasar Distributors, LLC for Website Maintenance	All reasonable expenses

1

Ordinary Operating Expenses	Fee
Data Feed to Website	All reasonable expenses
NYSE Listing Fees	All reasonable expenses
SEC Registration Fees (24f-2)	All reasonable expenses
Fidelity Bond	Reasonable expenses for minimum coverage required by the 1940 Act
D&O/E&O	Lesser of $15,000 per year or the minimum premium needed for $2 million in coverage per year (fairly allocated among insured parties)
Trustee Fees and Expenses	$15,000 per year
Auditor Services	Lesser of $40,000 per year or lowest reasonable bid
Legal Counsel	Up to $30,000 per year
Chief Compliance Officer	$36,000 per year

Ordinary Operating Expenses for the three (3) Funds in total shall include only the cost of the services from the service providers listed above. The Manager will not be responsible for (i) expenses of a Fund incurred in connection with the execution of portfolio securities transactions on behalf of such Fund, (ii) expenses incurred in connection with any distribution plan adopted by the Trust in compliance with Rule 12b-1 under the 1940 Act, if applicable, (iii) litigation expenses, (iv) interest and taxes (including, but not limited to, income, excise, transfer and withholding taxes), (v) any cost or expense that a majority of the Trustees of the Trust who are not “interested persons” (as defined in the 1940 Act) deems to be an extraordinary expense, (vi) the business management fee payable to the Manager, (vii) any advisory, sub-advisory, or portfolio management expenses not included in the investment advisory services fee, (viii) acquired fund fees and expenses, and (ix) fees and expenses not specifically listed above.  Under no circumstances would the Manager be obligated to pay expenses incurred by any other series of the Trust other than the Funds.

The Manager will make first payment within 10 business days with respect to the Ordinary Operating Expenses of a Fund upon that Fund registration statement being declared effective by the SEC.  The payment shall include: Factor Advisors LLC initial fee -- $30,000, NYSE listing fee -- $37,500, and the Funds’ pro rata share of E&O, D&O and fidelity bond annual premiums, which are subject to agreed renewal premium adjustments.

2

2.  The parties hereto agree to delete Exhibit B of the Agreement in its entirety and replace it with a new Exhibit B as set forth below:

EXHIBIT B

TO THE

BUSINESS MANAGEMENT AGREEMENT

MANAGER COMPENSATION

Pursuant to Section 2 of the Agreement, each Fund shall pay to the Manager a monthly fee calculated daily at an annual rate based on the Fund’s average daily net assets as set forth below:

PureFunds ISE Diamond/Gemstone ETF                                                             0.69%
PureFunds ISE Mining Service ETF                                                                     0.69%
PureFunds ISE Junior Silver (Small Cap Miners/Explorers) ETF                      0.69%

The parties acknowledge that the fee may be subject to change upon renewal of the Agreement if all parties, including the Manager, agree.

3.   Except as specifically set forth herein, all other provisions of the Agreement shall remain in full force and effect. Any items not herein defined shall have the meaning ascribed to them in the Agreement.

3

IN WITNESS WHEREOF, the parties have executed this Amendment as of the day and year first above written.

                                       FACTORSHARES TRUST

                                       By: ______________________________________
                                              Samuel Masucci III, President

                                       PURESHARES LLC

                                       By: ______________________________________
                                              Paul Zimnisky, Managing Member

4